October 6, 2025

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Aamira Chaudhry
Theresa Brillant

Re:	FTI Consulting, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
File No. 001-14875

Ladies and Gentlemen:

On behalf of FTI Consulting, Inc. (the “Company” or “we”), set forth below is the Company’s response to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission received in your letter dated September 22, 2025 concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024. For your convenience, the Company’s response follows the Comment copied in bold from your letter.

Item 8: Financial Statements

Notes to Consolidated Financial Statements

Note 20: Segment Reporting, page 79

1. Please tell us how your disclosure complies with the requirements to disclose how the CODM uses the reported measure(s) of segment profit or loss in assessing performance and allocating resources. See ASC 280-10-50-29(f).

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p. 2 of 2

Response: The Company acknowledges the Staff’s Comment and respectfully advises the Staff that the CODM uses gross profit (i) to evaluate the Company’s reportable segment performance against budgets, forecasts and strategies and (ii) to make strategic decisions regarding resource allocation, such as billable headcount and related compensation costs, as well as utilization and bill rates of our service offerings. In future filings, beginning with the Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, the Company will expand its disclosure to clarify how the CODM uses gross profit in assessing reportable segment performance and allocating resources. The Company has set forth below a draft of the expanded disclosure that we believe is responsive to the Comment, which we will include in Note 13, “Segment Reporting” in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 and in the relevant note to financials in future filings. The additional disclosure is underlined below.

We have considered information that is regularly provided to our Chief Executive Officer, who is our chief operating decision maker (“CODM”) for our segment reporting disclosure. Our CODM assesses the performance and allocates resources to each segment based on revenues and multiple measures of segment profit, including gross profit, which is the measure closest to GAAP reporting principles. Gross profit is defined as revenues less direct costs of revenues. Our CODM uses gross profit (i) to evaluate the Company’s reportable segment performance against budgets, forecasts and strategies and (ii) to make strategic decisions regarding resource allocation, such as billable headcount and related compensation costs, as well as utilization and bill rates of our service offerings. Our CODM is not provided asset information by reportable segment.

In responding to the Staff’s Comment, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We hope the foregoing answer is responsive to the Comment. If you have any questions, please do not hesitate to contact me by telephone at 571-405-3273 or at brendan.keating@fticonsulting.com.

Very truly yours,

/s/ Brendan Keating

Brendan Keating
Chief Accounting Officer